TEMBEC INDUSTRIES INC.
Management’s Discussion and Analysis
for the quarter ended June 24, 2006

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.’s financial performance during its third quarter ended June 24, 2006. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 24, 2006 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2005. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec’s actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec’s continuous disclosure filings. The information in this report is as at July 25, 2006, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW
	Quarterly Results ($ millions)

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Sales	872.1	880.2	937.7	816.8	788.8	818.0	862.3	-
Freight and sales deductions	106.2	98.3	106.5	95.6	94.3	96.6	101.7	-
Lumber duties	23.2	24.4	23.4	18.4	6.4	10.7	9.5	-
Cost of sales	720.2	704.7	741.3	671.7	683.2	667.8	688.1	-
SG&A	40.1	44.8	44.9	38.2	37.6	37.2	41.8	-

EBITDA	(17.6)	8.0	21.6	(7.1)	(32.7)	5.7	21.2	-
EBITDA Margin	(2.0) %	0.9%	2.3%	(0.9) %	(4.1) %	0.7%	2.5%	-

Depreciation & amortization	58.0	60.8	56.2	60.4	55.1	55.2	48.2	-
Unusual items	20.3	-	136.1	98.1	-	176.1	(4.5)	-

Operating loss	(95.9)	(52.8)	(170.7)	(165.6)	(87.8)	(225.6)	(22.5)	-

Interest, foreign
exchange & other	(21.9)	7.3	14.8	19.5	20.9	10.5	41.9	-
Exchange loss (gain) on
long-term debt	(54.6)	(16.7)	20.1	(73.6)	(6.2)	3.0	(53.9)	-

Pre-tax loss	(19.4)	(43.4)	(205.6)	(111.5)	(102.5)	(239.1)	(10.5)	-
Income taxes (recovery)	(12.7)	(13.5)	(60.1)	26.5	(24.5)	(24.7)	(5.1)	-
Minority interests	(0.1)	-	0.1	-	-	-	-	-

Net loss from continuing
operations	(6.6)	(29.9)	(145.6)	(138.0)	(78.0)	(214.4)	(5.4)	-

Earnings from discontinued
operations	2.0	4.9	3.3	1.1	3.7	47.8	-	-

Net loss	(4.6)	(25.0)	(142.3)	(136.9)	(74.3)	(166.6)	(5.4)	-

1

OVERVIEW

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations.

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. Details of the transaction are discussed in the Discontinued Operations section of the MD&A. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

JUNE 2006 QUARTER VS MARCH 2006 QUARTER

SALES
					Volume
$ millions	March	June	Total	Price	& Mix
	2006	2006	Variance	Variance	Variance

Forest Products	287.9	271.1	(16.8)	(13.2)	(3.6)
Pulp	355.7	388.1	32.4	12.1	20.3
Paper	202.3	220.5	18.2	(5.0)	23.2
Chemical & Other	48.2	50.4	2.2	(2.6)	4.8

	894.1	930.1	36.0	(8.7)	44.7
Less : Intersegment sales	(76.1)	(67.8)	8.3

Sales	818.0	862.3	44.3

Sales increased by $44.3 million as compared to the prior quarter. The Forest Products segment sales reduction of $16.8 million was primarily driven by lower prices as the segment absorbed the combined negative effect of lower US $ reference prices and a stronger Canadian $, which averaged 3% higher versus the US $. The Pulp segment sales increased by $32.4 million on the strength of record shipment levels and higher US $ reference prices, the latter having experienced a greater increase than the Canadian $. The Paper segment sales increase of $18.2 million was due to higher volumes, as shipment levels returned to more normal levels after having experienced a drop in the prior quarter.

EBITDA
					Cost
$ millions	March	June	Total	Price	& Volume
	2006	2006	Variance	Variance	Variance

Forest Products	13.7	0.1	(13.6)	(13.2)	(0.4)
Pulp	1.8	14.1	12.3	12.1	0.2
Paper	(11.7)	5.1	16.8	(5.0)	21.8
Chemical & Other	1.9	1.9	-	(2.6)	2.6

	5.7	21.2	15.5	(8.7)	24.2

EBITDA increased by $15.5 million as compared to the prior quarter. The Forest Products segment EBITDA decrease of $13.6 million was driven by the aforementioned decline in prices, with little change to manufacturing costs. The Pulp segment EBITDA increase of $12.3 million was also driven by pricing effect, with only minor fluctuation to total manufacturing costs. The Paper segment EBITDA increase of $16.8 million was the result of significantly lower manufacturing costs, more than offsetting the decline in selling prices. The segment benefited from “full” operations whereas in the prior quarter the segment had absorbed the additional costs associated with annual maintenance shutdown at the St. Francisville papermill. Energy costs were also lower.

OPERATING LOSS
					Depreciation	Unusual
$ millions	March	June	Total	EBITDA	& Amortization	Item
	2006	2006	Variance	Variance	Variance	Variance

Forest Products	(0.4)	(8.2)	(7.8)	(13.6)	1.3	4.5
Pulp	(193.9)	(6.9)	187.0	12.3	5.7	169.0
Paper	(31.8)	(8.0)	23.8	16.8	(0.1)	7.1
Chemical & Other	0.5	0.6	0.1	-	0.1	-

	(225.6)	(22.5)	203.1	15.5	7.0	180.6

JUNE 2006 QUARTER VS MARCH 2006 QUARTER

The operating loss decreased by $203.1 million as compared to the prior quarter. The Forest Products segment’s $7.8 million increase in operating loss was caused by the decline in EBITDA. This was partially offset by a $4.5 million unusual gain on the disposal of a component of its engineered wood operations. The Pulp segment’s $187.0 million decrease in operating loss results primarily from an unusual item variance. In the prior quarter, the segment incurred an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The impairment charge is also responsible for the reduction in depreciation expense in the current quarter. The Paper segment’s operating loss declined by $23.8 million on the strength of improved EBITDA and a favourable unusual item variance. In the prior quarter, the segment had incurred an unusual charge of $7.1 million relating to severance and associated costs for the restructuring of the St. Francisville papermill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions

	March	June
	2006	2006

Interest on indebtedness	34.4	33.7
Amortization of deferred gain on foreign exchange contracts	(17.8)	-
Derivative financial instruments gain	(3.7)	(1.5)
Other foreign exchange items	(2.2)	10.3
Loss (gain) on consolidation of foreign integrated subsidiaries	0.1	(1.6)
Other items	(0.3)	1.0

	10.5	41.9

Interest on indebtedness decreased by $0.7 million. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA handbook with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

	$ millions

	Opening		Ending
	Balance	Amortization	Balance

March 2006	17.9	(17.8)	0.1

June 2006	0.1	-	0.1

JUNE 2006 QUARTER VS MARCH 2006 QUARTER

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

	$ millions

	Opening	Gain	Disbursements	Ending
March 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	-	0.6	(0.1)	0.5
Market value of commodity related
derivative financial instruments	(2.8)	3.1	1.1	1.4

	(2.8)	3.7	1.0	1.9

	$ millions

	Opening	Gain	Disbursements	Ending
June 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.5	2.0	(0.7)	1.8
Market value of commodity related
derivative financial instruments	1.4	(0.5)	(0.4)	0.5

	1.9	1.5	(1.1)	2.3

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the June 2006 quarter, the Company recorded a gain of $53.9 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.856 to US $0.890. In the prior quarter, the Canadian $ had decreased from US $0.858 to US $0.856, and the Company had recorded a loss of $3.0 million. The after-tax impact of the gain on translation of foreign denominated debt was $44.9 million as compared to the prior quarter after-tax loss of $2.5 million.

INCOME TAXES

During the June 2006 quarter, the Company recorded an income tax recovery of $5.1 million on a pre-tax loss from continuing operations of $10.5 million. The income tax recovery was $1.8 million higher than the projected recovery of $3.3 million based on the Company’s effective rate of 33.3% . The tax recovery was positively impacted by several favourable items totalling $17.2 million, the most important of which was $7.8 million relating to the non-taxable portion of the gain on the translation of US $ denominated debt. The Company also recorded a $5.6 million favourable adjustment for permanent differences relating primarily to the satisfactory resolution of certain outstanding income tax matters. The non-recognition of period losses reduced the recovery by $15.4 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the prior quarter, the Company recorded an income tax recovery of $24.7 million on a pre-tax loss from continuing operations of $239.1 million. The income tax recovery was $55.0 million lower than the projected recovery of $79.7 million based on the Company’s effective rate of 33.3% . The non-recognition of period losses reduced the recovery by $55.1 million.

JUNE 2006 QUARTER VS MARCH 2006 QUARTER

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The OSB mill generated net earnings of $0.9 million in the March 2006 quarter. The sale of the mill generated an after-tax gain of $46.9 million in the same quarter.

NET LOSS

The Company generated a net loss of $5.4 million compared to a net loss of $166.6 million in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	March 2006	June 2006
	Quarter	Quarter

	$ millions	$ millions

Net loss as reported
- in accordance with GAAP	(166.6)	(5.4)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	2.5	(44.9)
Derivative financial instrument gain	(2.5)	(1.0)
Amortization of deferred gain on
foreign exchange contracts	(11.9)	-
Unusual item - Smooth Rock Falls	111.3	-
Unusual item - St. Francisville	7.1	-
Unusual item - Gain on sale of metal and webs operations	-	(3.1)
Earnings from discontinued operations - OSB mill	(47.8)	-

Net loss excluding specific items
- not in accordance with GAAP	(107.9)	(54.4)

JUNE 2006 QUARTER VS JUNE 2005 QUARTER

SALES
					Volume
$ millions	June	June	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	338.4	271.1	(67.3)	(34.4)	(32.9)
Pulp	354.8	388.1	33.3	(23.1)	56.4
Paper	254.7	220.5	(34.2)	(13.3)	(20.9)
Chemical & Other	62.2	50.4	(11.8)	(11.2)	(0.6)

	1,010.1	930.1	(80.0)	(82.0)	2.0
Less : Intersegment sales	(72.4)	(67.8)	4.6

Sales	937.7	862.3	(75.4)

Sales decreased by $75.4 million as compared to the same quarter a year ago. The Forest Products segment sales declined by $67.3 million as a result of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 11% higher versus the US $. A portion of the volume reduction was the result of the permanent shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills. The Pulp segment sales increased by $33.3 million on the strength of record shipments, offsetting the negative effect of lower currency affected pricing. The Paper segment sales decreased by $34.2 million as a result of lower prices and volumes. The lower prices were currency related as US $ reference prices were actually above those of a year ago. The decline in shipments was caused by the permanent closures of the Saint-Raymond, Quebec papermill and of an uncoated bleached board machine at the St. Francisville, Louisiana papermill.

EBITDA
					Cost
$ millions	June	June	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	12.2	0.1	(12.1)	(34.4)	22.3
Pulp	9.8	14.1	4.3	(23.1)	27.4
Paper	(1.7)	5.1	6.8	(13.3)	20.1
Chemical & Other	1.3	1.9	0.6	(11.2)	11.8

	21.6	21.2	(0.4)	(82.0)	81.6

EBITDA of $21.2 million was relatively unchanged from the prior year quarter. The Forest Products segment EBITDA declined by $12.1 million with lower prices being partially offset by lower costs. Lumber export duties on shipments to the US declined by $13.9 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA increased by $4.3 million as lower manufacturing costs offset the decline in selling prices. The cost improvement was driven by a more favourable exchange rate on the French pulpmills’ Euro costs. The Paper segment EBITDA improved by $6.8 million. This segment also benefited from lower manufacturing costs which more than offset weaker revenues. Energy costs were lower and the segment also benefited from a more favourable exchange rate on the St. Francisville papermill’s US $ costs.

OPERATING LOSS
					Depreciation	Unusual
$ millions	June	June	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(34.9)	(8.2)	26.7	(12.1)	(1.1)	39.9
Pulp	(18.1)	(6.9)	11.2	4.3	6.9	-
Paper	(117.7)	(8.0)	109.7	6.8	2.2	100.7
Chemical & Other	-	0.6	0.6	0.6	-	-

	(170.7)	(22.5)	148.2	(0.4)	8.0	140.6

JUNE 2006 QUARTER VS JUNE 2005 QUARTER

The operating loss decreased by $148.2 million as compared to the year ago quarter. The Forest Products segment operating loss declined by $26.7 million. The negative impact of the lower EBITDA was offset by two unusual items totalling $39.9 million. In the prior year quarter, the Company recorded an unusual charge of $35.4 million related to the closure of several facilities. In the most recent quarter, the Company recorded a gain of $4.5 million on the sale of a component of its engineered wood operations. The Pulp segment operating loss declined by $11.2 million due to higher EBITDA and reduced depreciation expense resulting from the asset impairment charge on the Smooth Rock Falls pulpmill taken in the March 2006 quarter. The Paper segment operating loss declined by $109.7 million as the year ago quarter included an unusual charge of $100.7 million relating to the closure of the Saint-Raymond, Quebec papermill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER
The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	June	June
	2005	2006

Interest on indebtedness	34.2	33.7
Amortization of deferred gain on foreign exchange contracts	(19.9)	-
Derivative financial instruments gain	(3.5)	(1.5)
Other foreign exchange items	(1.0)	10.3
Loss (gain) on consolidation of foreign integrated subsidiaries	1.3	(1.6)
Other items	3.6	1.0

	14.7	41.9

Interest on long-term debt declined by $3.4 million primarily as a result of the stronger Canadian $. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $2.9 million as the Company is currently making greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the June 2005 and 2006 quarters:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

June 2005	80.0	(19.9)	60.1

June 2006	0.1	-	0.1

JUNE 2006 QUARTER VS JUNE 2005 QUARTER

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the June 2005 and 2006 quarters:

	$ millions

	Opening	Gain	Disbursements	Ending
June 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	61.1	(4.3)	(13.1)	43.7
Market value of commodity related
derivative financial instruments	1.6	7.8	(3.6)	5.8

	62.7	3.5	(16.7)	49.5

	$ millions

	Opening	Gain	Disbursements	Ending
June 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.5	2.0	(0.7)	1.8
Market value of commodity related
derivative financial instruments	1.4	(0.5)	(0.4)	0.5

	1.9	1.5	(1.1)	2.3

There was limited activity in the June 2006 quarter relating to foreign exchange contracts. The Company had sold the bulk of its portfolio in the September 2005 quarter.

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the June 2006 quarter, the Company recorded a gain of $53.9 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.856 to US $0.890. In the comparable period a year ago, the Canadian $ had decreased from US $0.823 to US $0.811, and the Company had recorded a loss of $20.1 million. The after-tax impact of the gain on translation of foreign denominated debt was $44.9 million as compared to the prior year after-tax loss of $16.8 million.

INCOME TAXES

During the June 2006 quarter, the Company recorded an income tax recovery of $5.1 million on a pre-tax loss from continuing operations of $10.5 million. The income tax recovery was $1.8 million higher than the projected recovery of $3.3 million based on the Company’s effective rate of 33.3% . The tax recovery was positively impacted by several favourable items totalling $17.2 million, the most important of which was $7.8 million relating to the non-taxable portion of the gain on the translation of US $ denominated debt. The Company also recorded a $5.6 million favourable adjustment for permanent differences relating primarily to the satisfactory resolution of certain outstanding income tax matters. The non-recognition of period losses reduced the recovery by $15.4 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the June 2005 quarter, the Company recorded an income tax recovery of $60.0 million on a pre-tax loss of $205.5 million. The income tax recovery was $8.4 million lower than the projected recovery of $68.4 million based on the Company’s effective tax rate of 33.3% . The lower recovery was primarily due to an unfavourable adjustment of $3.5 million for the non-deductible portion of the loss on translation of US $ denominated debt combined with a $4.0 million negative adjustment for non-recognition of period losses.

JUNE 2006 QUARTER VS JUNE 2005 QUARTER

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The earnings from this operation in the year ago quarter amounted to $3.3 million. There was no impact on the current quarter’s financial results.

NET LOSS

The Company generated a net loss of $5.4 million compared to a net loss of $142.3 million in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	June 2005	June 2006
	Quarter	Quarter

	$ millions	$ millions

Net loss as reported
- in accordance with GAAP	(142.3)	(5.4)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	16.8	(44.9)
Derivative financial instruments gain	(2.4)	(1.0)
Amortization of deferred gain on
foreign exchange contracts	(13.4)	-
Unusual item - Mill closures	91.7	-
Unusual Item - Gain on sale of metal and webs operations	-	(3.1)
Earnings from discontinued operations - OSB mill	(3.3)	-

Net loss excluding specific items
- not in accordance with GAAP	(52.9)	(54.4)

NINE MONTHS ENDED JUNE 2006 VS NINE MONTHS ENDED JUNE 2005

SALES
					Volume
$ millions	June	June	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	985.5	834.4	(151.1)	(70.0)	(81.1)
Pulp	1,049.2	1,057.2	8.0	(43.7)	51.7
Paper	712.1	639.1	(73.0)	(6.2)	(66.8)
Chemical & Other	164.0	148.7	(15.3)	(16.4)	1.1

	2,910.8	2,679.4	(231.4)	(136.3)	(95.1)
Less : Intersegment sales	(220.8)	(210.3)	10.5

Sales	2,690.0	2,469.1	(220.9)

Sales declined by $220.9 million as compared to the prior year period. The Forest Products segment sales declined by $151.1 million as a results of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 7% higher versus the US $. A portion of the volume reduction was the result of the permanent shutdown of several manufacturing facilities. The Pulp segment sales increased by $8.0 million with higher volumes offsetting lower selling prices. The Paper segment sales declined by $73.0 million, primarily as a result of lower volumes. The decline in shipments was caused by the permanent closures of the Saint-Raymond, Quebec papermill and of an uncoated bleached board machine at the St. Francisville, Louisiana papermill.

EBITDA
					Cost
$ millions	June	June	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	39.9	24.0	(15.9)	(70.0)	54.1
Pulp	(23.0)	(15.9)	7.1	(43.7)	50.8
Paper	(11.7)	(19.0)	(7.3)	(6.2)	(1.1)
Chemical & Other	6.8	5.1	(1.7)	(16.4)	14.7

	12.0	(5.8)	(17.8)	(136.3)	118.5

EBITDA declined by $17.8 million as compared to the prior year period. The Forest Products segment EBITDA declined by $15.9 million with lower prices being partially offset by lower costs. Lumber export duties on shipments to the US declined by $44.4 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $7.1 million as lower manufacturing costs offset the decline in selling prices. The cost improvement was driven by a more favourable exchange rate on the French pulpmills’ Euro costs. The Paper segment EBITDA decline of $7.3 million was a result of the lower prices. Costs were relatively unchanged. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to product selling prices.

OPERATING LOSS
					Depreciation	Unusual
$ millions	June	June	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(54.9)	(11.7)	43.2	(15.9)	(1.1)	60.2
Pulp	(108.6)	(259.2)	(150.6)	7.1	11.3	(169.0)
Paper	(159.0)	(66.1)	92.9	(7.3)	6.6	93.6
Chemical & Other	3.1	1.1	(2.0)	(1.7)	(0.3)	-

	(319.4)	(335.9)	(16.5)	(17.8)	16.5	(15.2)

NINE MONTHS ENDED JUNE 2006 VS NINE MONTHS ENDED JUNE 2005

The operating loss increased by $16.5 million as compared to the prior year period. The Forest Products segment operating loss declined by $43.2 million as the lower EBITDA was more than offset by unusual items. In the prior year period, the Company recorded unusual charges totalling $55.7 million related to the permanent closure of several facilities. During the most recent nine-month period, the Company recorded a gain of $4.5 million on the sale of a component of its engineered wood operations. The Pulp segment operating loss increased by $150.6 million. The current period loss includes an unusual charge of $169.0 million as a result of the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The Paper segment operating loss declined by $92.9 million. The prior period results included an unusual charge of $100.7 million relating to the permanent closure of the Saint-Raymond, Quebec papermill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

 The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	June	June
	2005	2006

Interest on indebtedness	100.5	101.3
Amortization of deferred gain on foreign exchange contracts	(96.3)	(38.3)
Derivative financial instruments gain	(20.9)	(0.8)
Other foreign exchange items	6.8	9.6
Loss on consolidation of foreign integrated subsidiaries	3.1	-
Other items	6.9	1.5

	0.1	73.3

Interest on long-term debt declined by $7.2 million primarily as a result of the stronger Canadian $. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $8.0 million as the Company is currently making greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the comparable nine-month periods ended June 2005 and June 2006:

	$ millions

	Opening		Ending
	Balance	Amortization	Balance

June 2005	156.4	(96.3)	60.1

June 2006	38.4	(38.3)	0.1

NINE MONTHS ENDED JUNE 2006 VS NINE MONTHS ENDED JUNE 2005

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the comparable nine-month periods ended June 2005 and June 2006:

	$ millions

	Opening	Gain	Disbursements	Ending
Nine months ended June 2005	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	104.9	17.2	(78.4)	43.7
Market value of commodity related
derivative financial instruments	9.4	3.7	(7.3)	5.8

	114.3	20.9	(85.7)	49.5

	$ millions

	Opening	Gain	Disbursements	Ending
Nine months ended June 2006	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.2	2.3	(0.7)	1.8
Market value of commodity related
derivative financial instruments	5.7	(1.5)	(3.7)	0.5

	5.9	0.8	(4.4)	2.3

There was limited activity in the nine-month period ended June 2006. The Company had sold the bulk of its remaining portfolio in the September 2005 quarter.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2006, the Company recorded a gain of $57.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.890. In the comparable period, the Canadian $ had increased from US $0.784 to US $0.811, and the Company had recorded a gain of $51.2 million. The after-tax impact of the gain on translation of foreign denominated debt was $47.6 million as compared to the comparable period after-tax gain of $42.9 million.

INCOME TAXES

During the nine-month period ended June 2006, the Company recorded an income tax recovery of $54.3 million on a pre-tax loss from continuing operations of $352.1 million. The income tax recovery was $62.9 million lower than the projected recovery of $117.2 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $77.9 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the comparable period a year ago, the Company recorded an income tax recovery of $86.2 million on a pre-tax loss from continuing operations of $268.3 million, compared to a projected recovery of $89.3 million. Additional income tax details are outlined in the notes to the interim financial statements.

NINE MONTHS ENDED JUNE 2006 VS NINE MONTHS ENDED JUNE 2005

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $46.9 million. As well, the OSB mill generated net earnings of $4.6 million during the five months it was owned by the Company. This compares to net earnings of $10.2 million in the nine-month period a year ago.

NET LOSS

The Company generated a net loss of $246.3 million compared to a net loss of $171.9 million in the same period a year ago. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months	Nine months
	ended	ended
	June 2005	June 2006

	$ millions	$ millions

Net loss as reported
- in accordance with GAAP	(171.9)	(246.3)
Specific items (after-tax):
Gain on translation of foreign debt	(42.9)	(47.6)
Derivative financial instruments gain	(14.1)	(0.5)
Amortization of deferred gain on
foreign exchange contracts	(65.1)	(25.6)
Unusual item - Ontario sawmills	14.2	-
Unusual item - Saint-Raymond papermill	91.7	-
Unusual item - Smooth Rock Falls	-	111.3
Unusual item - St. Francisville	-	7.1
Unusual item - Gain on sale of metal and webs operations	-	(3.1)
Earnings from discontinued operations - OSB mill	(10.2)	(51.5)

Net loss excluding specific items
- not in accordance with GAAP	(198.3)	(256.2)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Financial ($ millions)
Sales (1)	312.3	334.8	338.4	281.8	275.4	287.9	271.1	-
EBITDA	17.1	10.6	12.2	(8.1)	10.2	13.7	0.1	-
Depreciation & amortization	13.1	14.3	11.7	16.9	13.3	14.1	12.8	-
Unusual items	20.3	-	35.4	1.5	-	-	(4.5)	-

Operating loss	(16.3)	(3.7)	(34.9)	(26.5)	(3.1)	(0.4)	(8.2)	-

Shipments
SPF lumber (mmfbm)	367.9	372.3	375.5	348.3	356.0	360.8	375.2	-

Reference Prices
Western SPF KD std &
better (US$ per mfbm)	328	393	353	321	320	336	312	-
KD #2 & better delivered
G.L. (US$ per mfbm)	406	462	425	396	391	409	386	-
KD stud delivered G.L.
(US$ per mfbm)	398	462	428	396	378	391	370	-

(1) Includes intersegment sales eliminated on consolidation

June 2006 Quarter vs March 2006 Quarter

The Forest Products segment generated EBITDA of $0.1 million on sales of $271.1 million. This compares to EBITDA of $13.7 million on sales of $287.9 million in the prior quarter. The sales decrease of $16.8 million was caused by lower selling prices for SPF lumber as well as lower volumes of third party log sales. The latter decrease is seasonal in nature as the March quarter represents a peak activity period for timber deliveries. US $ reference prices for random lumber decreased by approximately US $23 per mfbm while stud lumber decreased by US $21 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.890, up 3% from US $0.867 in the prior quarter. The net effect was a decrease in EBITDA of $12.1 million or $32 per mfbm. SPF lumber margins were negatively impacted by higher timber costs, primarily in the province of Ontario. In the prior quarter, producers had benefited from government initiatives to reduce costs. The higher costs were offset by the seasonally higher profitability of the engineered wood business and lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $9.5 million, compared to $10.7 million in the prior quarter. Since May 2002, the Company has incurred $336.9 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Forest Products segment generated an operating loss of $8.2 million, as compared to a loss of $0.4 million in the prior quarter. The aforementioned decrease in EBITDA was partially offset by a $4.5 million gain on the disposal of the Temlam joint venture’s metal and webs operations. This amount represents the Company’s 50% share of the gain.

FOREST PRODUCTS

June 2006 Quarter vs June 2005 Quarter

The Forest Products segment generated EBITDA of $0.1 million on sales of $271.1 million. This compares to EBITDA of $12.2 million on sales of $338.4 million in the comparable quarter of the prior year. Lower selling prices of SPF lumber accounted for $30.8 million of the $67.3 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $13.6 million. US $ reference prices for random lumber were down by approximately US $40 per mfbm, while the reference price for stud lumber declined by US $58 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 11% higher versus the US $. As a result, the average selling price of SPF lumber declined by $82 per mfbm from the year ago quarter, decreasing EBITDA by $30.8 million. SPF lumber margins were favourably impacted by lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $9.5 million, down from $23.4 million incurred in the June 2005 quarter. The decline is due to the reduced rates which came into effect in December 2005.

The Forest Products segment generated an operating loss of $8.2 million, as compared to an operating loss of $34.9 million in the prior year quarter. During the June 2005 quarter, the Company recorded an unusual charge of $35.4 million related to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec, hardwood and pine sawmills in Davidson, Quebec and a lumber remanufacturing facility in Brantford, Ontario. During the most recent quarter, the Company recorded a gain of $4.5 million on the disposal of the Temlam joint venture’s metal and webs operations. This amount represents the Company’s 50% share of the gain.

Nine months ended June 2006 vs nine months ended June 2005

The Forest Products segment generated EBITDA of $24.0 million on sales of $834.4 million. This compares to EBITDA of $39.9 million on sales of $985.5 million in the comparable nine-month period a year ago. Lower selling prices and volumes of SPF lumber accounted for $76.2 million of the $151.1 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $38.2 million. US $ reference prices for random lumber were down by approximately US $36 per mfbm, while the reference price for stud lumber declined by US $50 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 7% higher versus the US $. As a result, the average selling price of SPF lumber declined by $60 per mfbm from the year ago period, decreasing EBITDA by $65.0 million. SPF lumber margins were favourably impacted by lower lumber export duties. During the nine-month period, countervailing and antidumping duties totalled $26.6 million, down from $71.0 million in the comparable period of the prior year. The decline is due to reduced rates that came into effect in December 2005 as well as a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits.

The Forest Products segment generated an operating loss of $11.7 million compared to an operating loss of $54.9 million in the prior year period. During the prior year period, the Company recorded unusual charges of $55.7 million related to the permanent closure of several facilities. These included an SPF lumber sawmill in Kirkland Lake, Ontario, an SPF lumber sawmill in Opasatika, Ontario, an SPF lumber sawmill in La Sarre, Quebec, hardwood and pine sawmills in Davidson, Quebec, a hardwood sawmill in Temiscaming, Quebec and a lumber remanufacturing facility in Brantford, Ontario. During the most recent nine-month period, the Company recorded a gain of $4.5 million on the disposal of the Temlam joint venture’s metal and webs operations. This amount represents the Company’s 50% share of the gain.

The following table summarizes lumber export duties expensed and remitted since May 2002.

$ millions

		C$	C$	US$
		Duties Expensed	Duties remitted	Duties remitted

Fiscal	2002	28.3	25.2	15.7
Fiscal	2003	81.2	73.8	50.8
Fiscal	2004	111.4	106.3	80.9
Fiscal	2005	89.4	91.4	73.2
Fiscal	2006 - 3 quarters	26.6	38.3	33.0

		336.9	335.0	253.6

PULP

	Quarterly Results

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Financial ($ millions)
Sales (1)	347.4	347.0	354.8	323.4	313.4	355.7	388.1	-
EBITDA	(37.1)	4.3	9.8	(1.7)	(31.8)	1.8	14.1	-
Depreciation & amortization	28.2	29.5	27.9	28.4	26.6	26.7	21.0	-
Unusual items	-	-	-	3.8	-	169.0	-	-

Operating loss	(65.3)	(25.2)	(18.1)	(33.9)	(58.4)	(193.9)	(6.9)	-

Shipments
Paper pulp (000's tonnes)	430.9	396.7	399.1	389.3	400.4	438.8	468.3	-
Specialty pulp (000's tonnes)	85.2	89.9	83.7	77.9	69.0	92.1	95.1	-
Internal (000's tonnes)	25.7	24.7	27.5	25.4	26.2	25.7	29.6	-

Total	541.8	511.3	510.3	492.6	495.6	556.6	593.0	-

Reference Prices
NBSK - delivered US
(US$ per tonne)	630	670	653	623	638	653	705	-
NBSK - delivered N. Europe
(US$ per tonne)	602	640	613	587	600	618	665	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	462	520	557	550	553	562	585	-

(1) Includes intersegment sales eliminated on consolidation

June 2006 Quarter vs March 2006 Quarter

The Pulp segment generated EBITDA of $14.1 million on sales of $388.1 million for the quarter ended June 2006 compared to EBITDA of $1.8 million on sales of $355.7 million in the March 2006 quarter. The $32.4 million increase in sales was driven by higher shipments and prices for paper pulps. While US $ reference prices increased over the prior quarter, currency partially offset the increase as the Canadian $ averaged US $0.890, up 3% from US $0.867. The net price effect was an increase of $20 per tonne, increasing EBITDA by $12.1 million. Total downtime in the June quarter was 11,200 tonnes, compared to 15,500 tonnes in the prior quarter.

The Pulp segment generated an operating loss of $6.9 million compared to an operating loss of $193.9 million in the prior quarter. In the March 2006 quarter, the Company incurred an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The $5.7 million reduction in depreciation expense was due primarily to the absence of depreciation expense for the Smooth Rock Falls pulpmill.

June 2006 Quarter vs June 2005 Quarter

The Pulp segment generated EBITDA of $14.1 million on sales of $388.1 million for the quarter ended June 2006, compared to EBITDA of $9.8 million on sales of $354.8 million in the June 2005 quarter. The $33.3 million increase in sales was due to record shipments, partially offset by lower selling prices. While US $ reference prices for pulp were higher than those of a year ago, prices were negatively affected by a stronger Canadian $, which averaged 11% higher versus the US $. The net price effect was a decrease of $39 per tonne, lowering EBITDA by $23.1 million. The lower revenues were partially offset by lower manufacturing costs, resulting primarily from a more favourable exchange rate on the French pulpmills’ Euro costs. Total downtime in the quarter was 11,200 tonnes compared to 15,400 tonnes in the year ago quarter.

PULP

The Pulp segment generated an operating loss of $6.9 million compared to an operating loss of $18.1 million a year ago. In addition to the aforementioned improvement in EBITDA, depreciation was reduced by $6.9 million, primarily due to the absence of depreciation expense for the Smooth Rock Falls pulpmill. The carrying value of the mill’s fixed assets had been reduced in the March 2006 quarter.

Nine month ended June 2006 vs nine months ended June 2005

The Pulp segment generated negative EBITDA of $15.9 million on sales of $1,057.2 million compared to negative EBITDA of $23.0 million on sales of $1,049.2 million in the comparable nine-month period a year ago. Total sales were relatively unchanged, with higher volumes offsetting lower selling prices. While US $ reference prices for pulp were higher than those of a year ago, prices were negatively affected by a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was a decrease of $27 per tonne, lowering EBITDA by $43.7 million. The lower revenues were offset by lower manufacturing costs, resulting primarily from a more favourable exchange rate on the French pulpmills’ Euro costs. Total downtime in the nine-month period was 72,300 tonnes compared to 65,900 tonnes in the year ago period.

The Pulp segment generated an operating loss of $259.2 million compared to an operating loss of $108.6 million in the prior nine-month period. The current period results include an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill.

PAPER
	Quarterly Results

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Financial ($ millions)
Sales	232.5	224.9	254.7	230.7	216.3	202.3	220.5	-
EBITDA	(0.6)	(9.4)	(1.7)	(1.4)	(12.4)	(11.7)	5.1	-
Depreciation & amortization	15.6	15.7	15.3	13.9	13.9	13.0	13.1	-
Unusual items	-	-	100.7	92.8	-	7.1	-	-

Operating loss	(16.2)	(25.1)	(117.7)	(108.1)	(26.3)	(31.8)	(8.0)	-

Shipments
Newsprint (000's tonnes)	124.9	112.0	129.6	122.7	123.3	122.6	128.4	-
Coated paper (000's tonnes)	66.0	65.2	66.1	65.6	61.6	57.1	64.7	-
Specialty papers (000's tonnes)	73.4	71.5	79.6	60.6	53.2	47.2	58.2	-

Total	264.3	248.7	275.3	248.9	238.1	226.9	251.3	-

Reference Prices
Newsprint - 48.8 gram
East coast (US$ per tonne)	567	571	589	612	627	644	658	-
Coated #5 - 40 lb
(US$ per short ton)	775	790	838	880	880	873	852	-
15 pt. Bleached Coated
Board (US $ per short ton)	747	760	767	780	780	800	807	-

June 2006 Quarter vs March 2006 Quarter

The Paper segment generated EBITDA of $5.1 million on sales of $220.5 million. This compares to negative EBITDA of $11.7 million on sales of $202.3 million in the prior quarter. Sales increased by $18.2 million primarily as a result of higher shipments. US $ reference prices for newsprint and coated bleached board improved by US $14 per tonne and US $7 per short ton respectively while coated papers experienced a decline of US $21 per short ton. The stronger Canadian $, which averaged US $0.890, up 3% from US $0.867 in the prior quarter, more than negated the improvement in prices. The net price effect was a decrease of $20 per tonne, reducing EBITDA by $5.0 million. Manufacturing costs were positively impacted by lower energy costs, which decreased by $9.3 million over the prior quarter, as well as lower labour and maintenance costs which were higher in the prior quarter because of the annual maintenance shutdown at the St. Francisville papermill. Total downtime in the June quarter was 1,200 tonnes, down from 12,400 tonnes in the prior quarter.

The Paper segment generated an operating loss of $8.0 million compared to an operating loss of $31.8 million in the prior quarter. The prior quarter results included an unusual charge of $7.1 million relating to severance and associated costs for the restructuring of the St. Francisville papermill.

PAPER

June 2006 Quarter vs June 2005 Quarter

The Paper segment generated EBITDA of $5.1 million on sales of $220.5 million. This compares to negative EBITDA of $1.7 million on sales of $254.7 million in the same quarter a year ago. The $34.2 million decrease in sales results from lower shipments of specialty papers and lower prices for coated and specialty papers. The decline in specialty paper shipments relates primarily to the permanent closure of the 68,000 tonnes per year Saint-Raymond, Quebec, papermill, which occurred in May 2005, and the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however this was more than offset by a stronger Canadian $, which averaged 11% higher versus the US $. The net price effect was a decrease of $53 per tonne, decreasing EBITDA by $13.3 million. Manufacturing costs decreased, primarily for energy. Manufacturing costs also benefited from a more favourable exchange rate on the St. Francisville papermill’s US $ costs. Total downtime in the June quarter was 1,200 tonnes compared to 6,200 tonnes in the year ago period.

The Paper segment generated an operating loss of $8.0 million compared to an operating loss of $117.8 million a year ago. The prior year quarter included an unusual charge of $100.7 million relating to the closure of the Saint-Raymond, Quebec papermill.

Nine months ended June 2006 vs nine months ended June 2005

The Paper segment generated negative EBITDA of $19.0 million on sales of $639.1 million compared to negative EBITDA of $11.7 million on sales of $712.1 million in the comparable nine-month period a year ago. The $73.0 million decline in sales results from lower shipments of specialty and coated papers. Higher selling prices for newsprint were offset by lower prices for coated and specialty papers. The decline in specialty paper shipments relates to the permanent closure of the 68,000 tonnes per year Saint-Raymond, Quebec papermill, which occurred in May 2005, and the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however, this was more than offset by a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was a decrease of $9 per tonne, decreasing EBITDA by $6.2 million. Manufacturing costs were relatively unchanged, with higher chemical and energy costs being offset by a more favourable exchange rate on the St. Francisville papermill’s US $ costs and the avoidance of EBITDA losses from the idled Saint-Raymond papermill. Total downtime in the nine-month period was 17,100 tonnes compared to 34,000 tonnes in the year ago period.

The Paper segment generated an operating loss of $66.1 million compared to an operating loss of $159.0 million in the prior nine-month period. The current period results include a charge of $7.1 million relating to severance and related costs for the restructuring of the St. Francisville papermill. The prior period results included an unusual charge of $100.7 million relating to the permanent closure of the Saint-Raymond, Quebec papermill.

FINANCIAL POSITION

Cash flow from operations before working capital changes for the first nine months of fiscal 2006 was negative $101.6 million, a $85.1 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $81.3 million decline in proceeds from derivative financial instruments. The Company had disposed of substantially all of its foreign exchange derivative instruments in the September 2005 quarter. For the period ended June 2006, non-cash working capital items used $3.9 million, as compared to $64.1 million used by the same items in the prior year. After allowing for net fixed asset additions of $52.7 million, free cash flow for the first nine months of fiscal 2006 was negative $154.3 million versus a negative amount of $114.7 million a year ago.

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the first nine months of 2006, net fixed asset additions totalled $52.7 million compared to $98.2 million in the comparable period of the prior year. The amount spent is equal to 34% of fixed asset depreciation and 2% of sales.

At the end of June 2006, Tembec had cash, temporary investments and derivative financial instruments of $33.9 million plus unused operating lines of $48.1 million. At September 2005, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $56.6 million and unused operating lines of $211.6 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	Sept	June
	2005	2006

Canadian operations	161.4	0.6
US operations	6.2	1.4
French operations	34.1	30.4
Proportionate share of joint ventures	9.9	15.7

	211.6	48.1

The Company has in place a committed facility of $150 million maturing in March 2009. As of the end of the June quarter, the amount available on this facility (borrowing base) was $125.2 million, of which $0.4 million was unused. The facility is secured by receivables and inventory. The Company also had in place a three-year committed facility of $200 million, secured by receivables and inventory. As of the end of the June quarter, the amount available on this facility (borrowing base) was $138.0 million, of which $0.2 million was unused. Subsequent to the end of the quarter, the facility was converted by the lenders to a 2-year non-revolving loan maturing in June 2008. The amount of the loan is now $137.9 million.

During the quarter, the St. Francisville operating line of US $20 million expired. The Company is currently in discussions with a potential lender to put in place a similar facility for the operation. The Company would expect to finalize the new loan in the December 2006 quarter.

During the quarter, the Canadian and US governments completed the negotiation of an agreement to govern the flow of Canadian softwood lumber into the US. Before the agreement can come into effect, it requires approval by the Canadian parliament as well as acceptance by the Canadian lumber industry and the affected provinces. The current timetable calls for these approvals to be in place by October 1st, 2006. The agreement provides for the return of a substantial portion of duties deposited since May 2002, including accrued interest thereon. Current estimates are that the Company would receive a refund of approximately $250 million and that a substantial portion of the refund would be remitted in the December 2006 quarter.

As there is no certainty that the agreement will be finalized, the Company is also pursuing potential loan assistance from the Quebec provincial government. The latter has announced a loan assistance program for companies being unjustly affected by lumber export duties. The Company believes it would qualify for such loan assistance.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.